For Period ended 05/31/02                                               Series 9
File Number 811-4019

Sub-Item 77M.2:  Mergers
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On February 20, 2002, the Board of Trustees of USAA Investment Trust (Trust) and
the Board of Directors of USAA Mutual Fund, Inc. (Company) approved the reorganization and merger of the Income Strategy Fund, a series of the Trust, into the Income Fund, a series of the Company, effective April 26, 2002.

The Boards approved the merger upon determining that the reorganization was in the best interests of the shareholders of each fund, and that interests of shareholders in each fund was not diluted as a result of the transaction. In addition, the reorganization was treated as a tax-free transaction to Income Strategy Fund and its shareholders.

As of February 22, 2002, the Income Strategy Fund was closed to new investors and was dissolved subsequent to the reorganization.